EXHIBIT 99.1

Organisational Changes at Golar LNG

HAMILTON, Bermuda, May 10, 2016 (GLOBE NEWSWIRE) -- The fast growing LNG industry is going through a rapid transformation where monetisation of stranded gas, lowering the cost of LNG production and the opening of new markets will all be critical success factors.

An anticipated delinking of LNG prices from oil prices will also create additional demand for LNG. The traditional approach to executing LNG projects favoured by many oil majors may not cost effectively meet this new demand. The Board of Golar has therefore decided to promote strategic organizational changes to ensure that the company is positioned to meet this demand.

As a priority, the company remains focused on maximising the utilisation and rate levels of the LNG carriers and seeking employment for the FSRU fleet, whilst the business growth strategy and long term vision embraces the following opportunities:

1.   To ensure that the Company's first FLNG vessel, Golar Hilli, is developed on time and within budget and successfully commences its operations.  Most of this activity is currently coordinated from the Company's Oslo office. The Board is pleased that the vessel conversion is progressing well within budget and is on target for its scheduled delivery from the yard.

2.   To capitalise on its position as one of the few credible companies able to develop future FLNG projects.

3.   To explore the development of a downstream LNG company comprising the implementation of strategic LNG entry points in emerging markets. The company would start with a portfolio of opportunities including participation in a 1.5GW power station in Sergipe, Brazil, backed by a 25-year PPA contract. The company, to be called Golar Power, will target the delivery of cheaper, cleaner, integrated, LNG based energy solutions to new markets.  Golar intends to seek additional external capital to fund Golar Power and is currently engaged in discussions with a private equity fund to jointly develop this company.

In order to meet these challenges and better align technical and operational activities which are based in Oslo, the following organizational changes will take place immediately:

A)  Mr Gary Smith is resigning from his position as Chief Executive and Mr Oscar Spieler who has been responsible for the development of the Hilli project will be appointed to replace Gary as CEO.  Mr. Smith who was also Golar's CEO between March 2006 and July 2009 was re-hired as a consultant in 2014 to assist Golar in developing the LNG shipping business. He was promoted to Chief Executive in January 2015.  Mr Smith has an excellent standing within the LNG industry and has contributed positively in the process of developing Golar into a mid-stream LNG player.  The Board wish him well in the future.

Mr. Spieler was also the company's chief executive between July 2009 and June 2011.  Educated as a naval architect, Mr. Spieler has strong leadership skills and a long track record of successfully delivering advanced off shore and shipping related projects.  Mr Spieler has work experience from Bergesen, DNV and 16 years in the John Fredriksen controlled Seatankers Group where he had several functions including Chief Executive of Frontline, Golar, Sea Production and Sea Lift.

B)  Doug Arnell who was CEO of Golar until January 2015 remains as a senior advisor to the Company and will assist Mr. Spieler to ensure strong leadership of Golar's commercial activities.  Mr. Arnell has a significant background in LNG commercial activities through his leadership roles at companies including Enron and BG Group in addition to Golar.  Most recently he was instrumental in the successful development and structuring of the Cameroon FLNG Export Project.

C)  The board has engaged Krzysztof Zielicki to structure the cooperation with Schlumberger.  Mr. Zielicki was formerly Global Head of M&A and Strategy at Rosneft. He has a degree in quantum mechanics from the University of London and holds several post graduate diplomas. Prior to his involvement in Rosneft he spent 25 years in BP and was also Vice President of Development at TNK-BP. He has been involved in leading over $150 billion of acquisitions, joint ventures and divestments. Coming from Rosneft with production of nearly 5 million barrels equivalent per day, Mr. Zielicki adds significant upstream experience to the Golar team.

D)  Eduardo Antonello will take responsibility for structuring and developing Golar Power and has been developing the Sergipe project from inception.  Mr Antonello was educated as a mechanical engineer and has previously worked for Cargill, Schlumberger and Seadrill.  At Seadrill he was responsible for establishing the company's Brazilian activities and developing an organisation that operated 7 ultra-deepwater rigs. During this period Mr. Antonello also developed a JV with SapuraKencana and contracted 6 pipe laying vessels with Petrobras.  Mr Antonello is currently a partner in Magni Partners, a business partnership founded by Tor Olav Troim.

The Board is confident that these organisational changes together with the additional resources and skillsets will more clearly define responsibilities and strengthen the company's ability to successfully execute its various projects.

FORWARD LOOKING STATEMENTS

This press release contains certain forward-looking statements concerning future events and Golar's operations, performance and financial condition. Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain the words "believe", "anticipate", "expect", "estimate", "project", "will be", "will continue", "will likely result", "plan", "intend" or words or phrases of similar meanings. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond Golar's control. Actual results may differ materially from those expressed or implied by such forward-looking statements.

Golar LNG Limited
Hamilton, Bermuda
10 May, 2016